Exhibit 99.49

Bureau of Cannabis Control (833) 768-5880 Medicinal - Distributor-Transport Only License Provisional LICENSE NO: C13-0000080-LIC LEGAL BUSINESS NAME: MISSION HEALTH ASSOCIATES INC PREMISES: 5601 CASITAS PASS RD CARPINTERIA, CA 93013-3089 VALID: 7/9/2019 EXPIRES: 7/8/2021 Non-Transferable Prominently display this license  as required by Title 16 CCR § 5039

Scan to verify this license. Valid: 7/9/2019 Expires: 7/8/2021 License No: C13-0000080-LIC Legal Business Name: MISSION HEALTH ASSOCIATES INC Premises Address: 5601 CASITAS PASS RD CARPINTERIA, CA 930133089 1.  Use your smartphone camera to scan the QR code for licensing information. 2.  If your camera doesn’t have scanning functionality, you can look up a location at CApotcheck.com using license number C13-0000080-LIC.